Bernal Cutlery Inc.

PROFIT AND LOSS
January - December 2016

	TOTAL
Income	
Book Retainer	17,000.00
Sales	
Discounts	-73,690.47
Online Sales	142,963.92
Out of State Sales	8,029.54
Sales - Store	685,317.82
Sharpening Services	133,953.72
Supplies	69,904.21
Total Sales	**966,478.74**
Total Income	**$983,478.74**
Cost of Goods Sold	
Consignment Costs	1,193.45
Cost of Goods Sold	355,793.28
Supplies	
Sharpening Supplies	1,064.41
Total Supplies	**1,064.41**
Total Cost of Goods Sold	**356,857.69**
Instore Shipping Costs	13,911.08
Total Cost of Goods Sold	**$371,962.22**
GROSS PROFIT	**$611,516.52**
Expenses	
Advertising & Promotion	
Marketing	729.23
Social Media	83.00
Total Advertising & Promotion	**812.23**
Amortization Expense	255.00
Automobile Expense	
Gas	963.96
Ground Transportation	558.02
Insurance	317.44
Registration	275.00
Repairs & Maintenance - SF	421.67
Tolls and Parking	142.84
Total Automobile Expense	**2,678.93**
Bank Service Charges	
Bank Fees	258.25
Loan Fee	2,556.75
Merchant Card Fees	19,551.82
PayPal Fees	3,439.22
POS Fees	1,776.00
Wire Transfer Fee	94.46

	TOTAL
Total Bank Service Charges	**27,676.50**
Benefits Expense	706.10
Book Expenses	29,077.71
Computer & Internet	214.62
Contract Labor	3,685.00
Contributions	12,094.37
Corporate Filing Fees	25.00
Demonstration Supplies	23,777.67
Depreciation Expense	5,409.00
Dues and Subscriptions	532.78
Education	2,175.01
Gifts	517.31
Insurance	
Health Insurance	
Medical Out of Pocket	39.00
Medical/Dental	5,085.00
Vision Care	375.48
Total Health Insurance	**5,499.48**
Liability Insurance	2,325.16
Travel Insurance	27.00
Workman's Compensation	3,376.10
Total Insurance	**11,227.74**
Interest Expense	
Loan Interest	21,233.81
Total Interest Expense	**21,233.81**
Meals & Entertainment	11,059.29
Office Supplies	4,525.17
Outside Services	89.25
Payroll	
Payroll Expense	240,985.17
Payroll Expense Officer	104,094.36
Payroll Fees	2,498.31
Payroll Taxes	27,880.10
Total Payroll	**375,457.94**
Penalty	2,462.00
Political Contributions	516.50
Postage and Delivery	52.24
Printing and Reproduction	2,819.33
Professional Fees	
Accounting	3,120.00
Consulting	2,277.14
Legal Fees	3,496.00
Total Professional Fees	**8,893.14**
Rent (593 Guerrero)	23,050.00
Repairs	
Equipment Repairs	167.69
Total Repairs	**167.69**
Research & Development	14.50
Security	1,542.86

	TOTAL
Shipping Supplies	1,758.40
Software	1,281.44
Taxes	
City of SF Taxes	390.32
FTB Taxes	800.00
Total Taxes	**1,190.32**
Travel	
Airfare	7,407.31
Ground Transportation	3,112.64
Hotel	6,486.10
Meals	612.31
Total Travel	**17,618.36**
Utilities	
Gas and Electric	2,367.27
Internet	70.74
Telephone	5,412.77
Total Utilities	**7,850.78**
Website	1,130.00
Total Expenses	**$603,577.99**
NET OPERATING INCOME	**$7,938.53**
Other Income	
Interest Income	75.58
Shareholder Interest	1,914.37
Total Other Income	**$1,989.95**
NET OTHER INCOME	**$1,989.95**
NET INCOME	**$9,928.48**